SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  10 May 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 10 May 2007
              re:  AGM Statement





                         Secretary's Department
                         25 Gresham Street         Direct line: 020 7356 2108
                         London EC2V 7HN           Network: 7-400 2108
                         TNT 89                    Switchboard: 020 7626 1500
                                                   Fax: 020 73561038
                                                   Network Fax: 7-400 1038
                                                   Email:
                                                   Mike.Hatcher@lloydstsb.co.uk


                                                                  10th May, 2007


LLOYDS TSB GROUP plc

ANNUAL GENERAL MEETING

Copies of those resolutions passed at our annual general meeting, which did not relate to ordinary business, will shortly be available for inspection at the UK Listing Authority's document viewing facility, situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone no. 020 7066 1000


           Lloyds TSB Group plc is registered in Scotland no. 95000
  Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 10 May 2007